Kirby A. Tyndall
Chief Financial Officer
December 1, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20002
Attention: Christian Windsor, Special Counsel

Re:	Bank of Granite Corporation Form 10-K for the Fiscal Year ended December 31, 2007 Definitive Proxy Statement on Schedule 14A filed March 20, 2008 File No. 000-15956
Ladies and Gentlemen:
Bank of Granite Corporation (the “Company”) received a letter from the Division of Corporate Finance dated November 17, 2008 concerning your review of our response to comments on the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Definitive Proxy Statement on Schedule 14A filed March 20, 2008. This letter is delivered in response to the additional comment raised in your letter of November 17, 2008.
Definitive Proxy Statement on Schedule 14A filed March 20, 2008
Annual Bonus, page 14
1.      Comment:
We note your response to comment 1 in our letter dated October 21, 2008 and we reissue that comment. In future filings, please disclose the annual bonus performance targets. If you did not disclose the performance targets because you determined that they were confidential due to the potential for competitive harm to the company, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis supplementally and include detailed disclosure analyzing the level of difficulty necessary to reach each of the targets contemplated by the Instruction. For more information on the confidentiality of targets, please refer to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.
Response:
In future filings, we will disclose annual bonus performance targets to the extent that they relate to completed years and to the extent that they include Company-wide performance measures, as all of the performance targets did in 2007. If the performance targets are more limited in scope in the future (involving a specific region or specific segment of the Company) and we determine

23 North Main Street P.O. Box 128 Granite Falls, NC 28630	Phone 828.496.2026 Facsimile 828.496.2010 ktyndall@bankofgranite.com

Securities and Exchange Commission
December 1, 2008

that the disclosure of these performance targets would lead to competitive harm, we will explain the competitive harm and further discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed target levels, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K.
Conclusion
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the Company has adequately addressed the comment included in your letter. If you have further comments or any questions about our response, please contact the undersigned at the address and telephone number listed above. Thank you for your consideration.
Sincerely yours,
Bank of Granite Corporation
/s/ Kirby A. Tyndall
Kirby A. Tyndall
Executive Vice President and
     Chief Financial Officer